UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	√	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	√

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	√

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andi Setiawan Andi Setiawan VP Investor Relations

Date: April 13, 2022

Information furnished in this form:

Announcement Annual General Meeting of Shareholders for Financial Year 2021

ANNOUNCEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR FINANCIAL YEAR 2021

(No. Tel.29/PR 000/DCI-M0200000/2022)

In accordance with Article 23 paragraph (5) of Articles of Association of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk herein after abbreviated as PT Telkom Indonesia (Persero) Tbk (further referred to as the (“Company”), Article 14 Paragraph (1) and (2) of Financial Service Authority Regulation Number 15/POJK.04/2020 regarding Planning and Holding General Meeting of Shareholders of Public Company (“POJK 15/2020”), and Article 3 of Financial Service Authority Regulation Number 16/POJK.04/2020 regarding the Procedures for Electronic General Meeting of Shareholders of Public Company (“POJK 16/2020”),  the Company hereby announces to the shareholders that the Company is to hold the Annual General Meeting of Shareholders (“AGMS”) for financial year 2021 on:

Day/date: Friday/ May 27, 2022

Time: 13.30 Western Indonesian Time – finished

Location: Auditorium Telkom Landmark Tower 6th Floor The Telkom Hub

Jend. Gatot Subroto Street Kav. 52, Jakarta 12710

Those who are eligible to attend the AGMS are the Shareholders of the Company whose names are recorded on the Company’s Register of Shareholders as of April 27, 2022 at 16.15 Western Indonesia Time.

According to Article 16 Paragraph (1) and (2) of POJK 15/2020, shareholder who can propose the agenda of the AGMS are:

a.	the shareholder of Series A Dwiwarna;
b.	1 (one) shareholder or more representing 1/20 (one twenty) or more of the total number of shares issued by the Company with valid voting rights

The proposed agenda of the AGMS must :

a.	be done in good faith;
b.	consider the interests of the Company;
c.	include reasons and materials for the proposed Agenda of the AGMS; and
d.	not have conflict with the laws and regulations.

The proposed agenda must be submitted in writing to the Board of Directors of the Company as the organizer AGMS no later than April 21, 2022. Notice for the AGMS will be announced on April 28, 2022 via the Indonesia Stock Exchange website, PT Kustodian Sentral Efek Indonesia ("KSEI") website, and the Company's website.

Additional Information for Shareholders

In accordance with the Covid-19 Prevention and Control Guidelines issued by the Ministry of Health of the Republic of Indonesia, the Company suggest the Shareholders to give authority through Electronic General Meeting System KSEI (“eASY.KSEI”) facility provided by KSEI, as a mechanism to give electronic authorization (e-Proxy) on AGMS according to Article 28 paragraph (2) POJK 15/2020 and Article 8 paragraph (3) POJK 16/2020.

This e-Proxy facility will be available for the Shareholders who have the right to attend the AGMS starting from the Notice date of the AGMS on 28 April, 2022 until one day before the AGMS date or on May 26, 2022.

Jakarta, April 13, 2022

PT Telkom Indonesia (Persero) Tbk

Board of Directors